UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)

BioDelivery Sciences International, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

09060J 10 6

(CUSIP Number)

Hopkins Capital Group II, LLC

Francis E. O’Donnell, Jr.

324 Hyde Park Avenue, Suite 350

Tampa, FL 33606

(314) 406-5367

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 09060J 10 6	SCHEDULE 13D

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

HOPKINS CAPITAL GROUP II, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [a]
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

3,711,982
8. SHARED VOTING POWER

None
9. SOLE DISPOSITIVE POWER

3,711,982
10. SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,711,982
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.6%
14.	TYPE OF REPORTING PERSON

CO

This filing supplements all previous filings on Schedule 13D made by the Reporting Person relating to BioDelivery Sciences International, Inc. This filing is Amendment No. 1 to the Schedule 13D, filed on October 26, 2000, by Hopkins Capital Group II, LLC, SEC Accession Number 0001103021-00-500006.

Neither the present filing nor anything contained herein shall be construed as an admission that any combination of Reporting Entities constitutes a “group” for any purpose.

Item 1. Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates is the common stock, par value $.001 per share (the “Common Stock”), of BioDelivery Sciences International, Inc., a Delaware corporation (“BioDelivery”). The principal executive offices of BioDelivery are located at 2501 Aerial Center Parkway Suite 205, Morrisville, NC 27560.

Item 2. Identity and Background.

This Schedule 13D is filed on behalf of Hopkins Capital Group II, LLC (the “Reporting Person”). Francis E. O’Donnell, Jr. is the Manager of the Reporting Person. The principal business and office address of the Reporting Person is 324 Hyde Park Avenue, Suite 350, Tampa, FL 33606. Its State of Organization is Missouri. The principal address of Francis E. O’Donnell, Jr. is 709 The Hampton Lane, Chesterfield MO 63017.

The principal business of the Reporting Person is private equity investments, specializing in healthcare investing. Francis E. O’Donnell, Jr.’s principal occupation is Manager of the Reporting Person. Francis E. O’Donnell, Jr. is a citizen of the United States of America.

During the last five years, neither the Reporting Person nor Francis E. O’Donnell, Jr. has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source of Funds.

On January 10, 2007, the Reporting Person converted 341,176 shares of Series B Convertible Preferred Stock of BioDelivery (the “Series B Convertible Preferred Stock”) into 341,176 shares of Common Stock. No other consideration was paid. Reporting Person also acquired 59,226 shares of Common Stock pursuant to the conversion of accrued and unpaid dividends on the Series B Convertible Preferred Stock.

Item 4. Purpose of Transaction.

The Reporting Person converted its shares of Series B Convertible Preferred Stock into shares of Common Stock for the following reasons: the Reporting Person: (i) was desirous of having its interests aligned with those of the common stockholders of BioDelivery and (ii) did not believe that it was in BioDelivery’s best interest for the 6% dividend with respect to the Series B Convertible Preferred Stock to keep accumulating.

Except as set forth in Item 5 hereof, the Reporting Person has no present plan or proposal that relates to or would result in any matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to formulate plans or proposals specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 13,938,146 shares of Common Stock outstanding, as reported in the Quarterly Report on Form 10-QSB filed by BioDelivery on November 14, 2006.

The Reporting Person beneficially owns 3,711,982 Shares, or 26.6% of the outstanding shares of Common Stock entitled to vote. The Reporting Person has sole voting power of all the shares of Common Stock it beneficially owns.

On January 10, 2007, the Reporting Person acquired 341,176 Shares of Common Stock in connection with the conversion of 341,176 shares of Series B Convertible Preferred Stock (which the Reporting Person previously purchased for $1,450,000). In addition, the Reporting Person acquired 59,226 shares of Common Stock pursuant to the conversion of accrued and unpaid dividends on the Series B Convertible Preferred Stock.

Signature

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2007	/s/ Francis E. O’Donnell, Jr.
Francis E. O’Donnell, Jr.,
As Manager of Hopkins Capital Group II, LLC